Luis Carrillo
STEADY LAW GROUP, LLP
Suite 203-6151 Fairmount Ave.
San Diego, CA 92120
(619) 399-3090 Ex 102, (619) 330-1888 (fax)

April 25, 2007

Mr. Roger Schwalller
Ms. Donna Levy
U.S. Securities and Exchange Commission
100F St., N.E. Mail Stop 7010
Washington, D.C. 20549
Tel (202) 551-3292

Re:	Avro Energy, Inc.
Registration Statement on Form SB-1
Filed March 30, 2007.
File No.333-141686

Dear Mr. Schwall and Ms. Levy,

In response to your letter dated September 13April 20,2007, Harrison MiningAvro Energy Inc. has made changes to its filing and reposted as Form SB-1/A Amendment No. 1. The changes made are detailed in this letter and the descriptions correspond to the headings and numbering of the items listed in your letter.

General

1.
We have revised our filing to provide the information required by Item 4 of Form SB-1 (referring to item 103 of Regulation S-B) in regard to legal proceedings in which the company, any director, officer or affiliate may be involved.

Cover Page of Prospectus

2.	The selling shareholder is Mike P. Kurtanjek. We have revised our disclosure on the cover page to indicate that Mr. Kurtanjek is the selling shareholder.

Directors, Executive Officers and Significant Employees

Biography and Work History of Mike P. Kurtanjek, page 24.

3.
We have revised our disclosure under this heading to indicate Mr. Kurtanjek’s affiliation with Apoquindo Minerals Inc. An oversight and unintentional error led to Mr. Kurtenjeks’ connection to Apoquindo Minerals’ and his resignation on February 27, 2007 not being disclosed on our previous registration statement.

4.	We have revised the disclosure in Mike Kurtanjek’s biography to make it clear that he is currently the President and CEO of White Mountain Titanium Corporation.

Engineering Comments

General

5.	We have revised the filing and inserted a small scale map showing the location and access to each property, as required by Instruction 3(b)to Item 102 Regulation S-K.

6.	We have filed written consents from both Messrs. Laird and Thompson in which they agree to the Company’s disclosure and to being named as experts in the registration statement. We have filed the property report as an exhibit to the Company’s first amendment.

Land Status, Topography, Location and Access, Page 20

7.
The company does not disclose any “reserves”, as defined by Industry Guide 7(b)(4), so we have removed the terms such as “develop”, “development” or “production” throughout the document and Financial Statement head notes and footnotes, and replaced this terminology as needed with terms such as “explore” or “exploration”.

Geology of Our Molybdenum Property, Page 20

8.
We have revised the disclosure in this section and removed the information about any mines, prospects or companies operating in or near to the property, and instead have focused solely on the company’s property.

If you have any questions or concerns, please feel free to contact us anytime.

Luis Carrillo